

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

May 9, 2007

<u>**By US Mail and Facsimile**</u>

Mr. Michael A. Bless
Chief Financial Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> **Re:**   **Century Aluminum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 0-27918**

Dear Mr. Bless:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief